UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
- ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Focusmate Inc

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation
Delaware

Date of organization
June 28, 2016

Physical address of issuer
181 E 119th St, Apt 8J, New York, NY 10035

Website of issuer
https://www.focusmate.com

Current number of employees
2

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	Most recent fiscal year-end (December 31, 2018)	Prior fiscal year-end (December 31, 2017)
Total Assets	$320,104.00	$29,325.00
Cash & Cash Equivalents	$320,104.00	$29,325.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$109,239.00	$3,655.00
Long-term Debt	$375,375.00	$77,500.00
Revenues/Sales	$5,988.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$112,680.00	-$51,931.00


April 30, 2019

FORM C-AR

Focusmate Inc


This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Focusmate Inc, a Delaware corporation (the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation Crowdfunding (§ 227.100 et seq.) ("Regulation CF") which requires that it must file a report with the SEC annually and post the report on its website at www.focusmate.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the securities sold pursuant to Regulation CF by the Company or another party, or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2019.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR
You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR.

Focusmate Inc (the "**Company**") is a Delaware corporation, formed on June 28, 2016. The Company is currently conducting business under the name of Focusmate.

The Company is located at 181 E 119th St, Apt 8J, New York, NY 10035.

The Company's website is https://www.focusmate.com.

The information available on or through our website is not a part of this Form C-AR.

The Business
The Company is building a digital work environment, providing human interaction and accountability exactly when and how people need it to maximize productivity. Our primary business is a software as a service ("**SaaS**") subscription sold to both consumer and business customers.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue and we rely on external financing to fund our operations.
We are a startup Company. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so. If we fail to execute our business plan successfully, then we will need to raise additional money in the future. Additional financing may not be available on favorable terms, or at all. The exact amount of funds raised, if any, will determine how quickly we can reach profitability on our operations. No assurance can be given that we will be able to raise capital when needed or at all, or that such capital, if available, will be on terms acceptable to us. If we are not able to raise additional capital, we will likely need to curtail our expansion plans or possibly cease operations.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the securities issued pursuant Regulation CF. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or

our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Negative public opinion could damage our reputation and adversely affect our business.
Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from the Company's actual or alleged conduct or a user's actual or alleged conduct via one of the Company's products or services. Because the Company relies on video for accountability, it cannot control the actions of every user. Therefore, there may be times when users use the video accountability in a way not intended by the Company. This may result in negative public opinion about the Company and its products. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Taylor Jacobson and Michael Galanos who are the President and Chief Executive Officer, and the Chief Technology Officer, respectively, of the Company. The Company has or intends to enter into employment agreements with Taylor Jacobson and Michael Galanos although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Taylor Jacobson or Michael Galanos or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Taylor Jacobson and Michael Galanos in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if either Taylor Jacobson or Michael Galanos die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products and services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

We may implement new lines of business or offer new products and services within existing lines of business, which may not prove successful.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on various intellectual property rights, including trademarks, in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

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As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our trademark rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding trademarks or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals, and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

BUSINESS

Description of the Business
The Company is building a digital work environment, providing human interaction and accountability exactly when and how people need it to maximize productivity. Our primary business is a SaaS subscription sold to both consumer and business customers.

Business Plan
The Company will offer products and services that boost the productivity of people who work alone (e.g., remote workers, freelancers, entrepreneurs, and students). Our first product, virtual coworking, serves both the consumer and business markets, and generates revenue through a paid software subscription. This product will be marketed through a combination of digital marketing, partnerships, and public relations.

History of the Business
The Company was founded in June 2016 by Taylor Jacobson. Michael Galanos joined as a co-founder in January 2017.

The Company's Products and/or Services

Product / Service	Description	Current Market
Virtual Coworking	Our virtual coworking product allows users anywhere in the world to virtually sit side-by-side, remotely via video call, while each doing their own work.	Our market category is productivity software. We serve remote workers/teams, self-guided learners, freelancers, students, and entrepreneurs.

Competition
The Company's primary competitors include Work In Progress, Maker Goals by Product Hunt, Complice, and Cowrkr.xyz, and other productivity software that uses accountability as it's competitive advantage.

The market for productivity products and services is diverse and highly competitive, with segments including: pharma/nootropics, organization and prioritization, self-improvement and education, private coaching and therapy, environment and workspace, video collaboration, scheduling and calendar sync, and our vertical, digital coworking and community accountability. Within our vertical market, the Company is the only company offering live, synchronous, peer accountability from another human being, with an intense focus on the quality and efficacy of the interaction. We differentiate ourselves by going further to ensure our users are productive, which we achieve through deep expertise in behavioral science,

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partnerships with the top academics and practitioners in the field, and a singular focus on providing the most hands-on support possible. Whereas other companies optimize for speed or ease of use or scalability, we start with the end in mind, i.e. "What does it take to guarantee someone shows up and does their work?" We believe in designing the best experience first, and working backward to make it scalable with software.

Supply Chain and Customer Base
Our core software is built in house. Our service also leverages third party software, including appear.in (synchronous video), Zapier (automation), Drip (email marketing), AWS and Digital Ocean (web hosting), and G Suite (email). In general we only rely on third party suppliers for commoditized services that allow us to deliver high quality end-user experiences at an affordable internal cost, with minimal operational risk or supply risk.

We are pre-revenue, but we have approximately 65 paying pilot customers that include independent freelancers, small business owners, remote workers, graduate students, and entrepreneurs. We also have a verbal commitment from a global consulting firm to conduct our first enterprise pilot. We reach new users through digital marketing, user referrals, and influencer partnerships.

Intellectual Property

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
5237138	Providing temporary use of a non-downloadable web application for enhancing peer-to-peer productivity and collaboration.	FOCUSMATE	December 8, 2016	July 4, 2017	United States

Governmental/Regulatory Approval and Compliance
We are not required to have any special license or approval to conduct business. We are registered to do business in the State of New York, where we are headquartered.

Litigation
None

Other
The Company's principal address is 181 E 119th St, Apt 8J, New York, NY 10035

The Company conducts business in New York, New York, United States.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Taylor Jacobson

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, June 2016 to Present
President, January 2017 to Present
Treasurer, January 2017 to Present
Secretary, January 2017 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Chief Executive Officer, Focusmate Inc, June 2016 – Present. As CEO, Mr. Jacobson operates the day to day business of Focusmate.
- Leader, Venwise, May 2015 – Present. Mr. Jacobson facilitates an open and real environment amongst a group of six to eight C-suite executives.
- Coach of the Startup Studio at Cornell Tech, February 2018 – Present. Mr. Jacobson acts as a mentor and an advisor to various startups in the program.
- Partner, TeamPossible, July 2012 – Present. Mr. Jacobson helps leaders successfully apply the science of high performance at the individual, team and organizational level to sustainably drive business results, well-being and satisfaction.
- Member, Forbes Councils, March 2016 – June 2017. Mr. Jacobson was a Member of the Forbes Coaches Council, a selective network of leadership and professional development coaches and consultants.

Education
Duke University, B.S. Economics and Public Policy Studies, Cum Laude

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Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Taylor Jacobson

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, June 2016 to Present
President, January 2017 to Present
Treasurer, January 2017 to Present
Secretary, January 2017 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Chief Executive Officer, Focusmate Inc, June 2016 – Present. As CEO, Mr. Jacobson operates the day to day business of Focusmate.
- Leader, Venwise, May 2015 – Present. Mr. Jacobson facilitates an open and real environment amongst a group of six to eight C-suite executives.
- Coach of the Startup Studio at Cornell Tech, February 2018 – Present. Mr. Jacobson acts as a mentor and an advisor to various startups in the program.
- Partner, TeamPossible, July 2012 – Present. Mr. Jacobson helps leaders successfully apply the science of high performance at the individual, team and organizational level to sustainably drive business results, well-being and satisfaction.

- Member, Forbes Councils, March 2016 – June 2017. Mr. Jacobson was a Member of the Forbes Coaches Council, a selective network of leadership and professional development coaches and consultants.

Education
Duke University, B.S. Economics and Public Policy Studies, Cum Laude

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Name
Michael Galanos

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Technology Officer, July 2018 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Chief Technology Officer, July 2018 - Present. As CTO at Focusmate, Mr. Galanos is responsible for building and maintaining Focusmate technology and recruiting and managing technical employees and contractors. Prior to this role, Mr. Galanos was a freelance contractor with Focusmate.
- Software Engineer, Focusmate Inc, 2017- July 2018.
- Contract Engineer, Focusmate Inc, 2016 - 2017.
- Senior Software Engineer, Intel Corporation, February 2013 - December 2015. Provided technical leadership and guidance for non-access stratum mobility management layer (NAS MM) and resolved defects in a timely manner. Designed and implemented new 3GPP NAS MM features for Intel modems.

Education
Southern Illinois University, B.S. Electrical Engineering

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 2 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has issued the following outstanding securities:

Type of security	Convertible Notes
Amount outstanding	17
Voting Rights	No voting rights until converted into Common Stock.
Anti-Dilution Rights	These Convertible Notes do have anti-dilution rights.
How this security may limit, dilute or qualify the securities issued pursuant to Regulation CF	If these notes convert into Common Stock prior to the conversion of the Crowd SAFE, then they may dilute the value of the Crowd SAFE.

Type of security	Common Stock
Amount outstanding	620,674
Voting Rights	One vote per share of Common Stock.
Anti-Dilution Rights	Shareholders of Common Stock do have anti-dilution rights and the right of first refusal.
How this security may limit, dilute or qualify the securities issued pursuant to Regulation CF	The Board of Directors may decide at some point in the future to issue additional Common Stock, which may dilute the value of the Crowd SAFE.

Securities issued pursuant to Regulation CF:

Type of security	Units of Crowd SAFE (Simple Agreement for Future Equity)
Amount outstanding	335
Voting Rights	None
Anti-Dilution Rights	None

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	Andrew Kitchell
Amount outstanding	$15,080.14
Interest rate and payment schedule	Interest accrual start date was March 8, 2019 with an interest rate of 0%.
Amortization schedule	N/A
Describe any collateral or security	Unsecured
Maturity date	May 29, 2020
Other material terms	Converts upon financing of at least $1,000,000.00 (USD) at either a Valuation cap of $5,500,000.00 (USD) or a discount rate of 20%

Type of debt	Convertible Notes
Name of creditor	Ramanan Ranghavendran
Amount outstanding	$50,534.25
Interest rate and payment schedule	Interest accrual start date was January 28, 2019 with an interest rate of 0%.
Amortization schedule	N/A
Describe any collateral or security	Unsecured
Maturity date	May 29, 2020
Other material terms	Converts upon financing of at least $1,000,000.00 (USD) at either a Valuation cap of $5,500,000.00 (USD) or a discount rate of 20%

Type of debt	Convertible Note
Name of creditor	CoVenture IV LLC
Amount outstanding	$30,530.14
Interest rate and payment schedule	Interest accrual start date was December 8, 2018 with an interest rate of 5%. Payout is deferred.
Amortization schedule	N/A
Describe any collateral or security	Unsecured
Maturity date	May 29, 2020
Other material terms	Converts upon financing of at least $1,000,000.00 (USD) at either a Valuation cap of $4,500,000.00 (USD) or a discount rate of 25%

Type of debt	Convertible Note
Name of creditor	CoVenture IV LLC
Amount outstanding	$25,708.90
Interest rate and payment schedule	Interest accrual start date was September 21, 2018 with an interest rate of 5%. Payout is deferred.
Amortization schedule	N/A
Describe any collateral or security	Unsecured
Maturity date	May 29, 2020
Other material terms	Converts upon financing of at least $1,000,000.00 (USD) at either a Valuation cap of $4,500,000.00 (USD) or a discount rate of 25%

Type of debt	Convertible Note
Name of creditor	AVGF - TV Focusmate 2018, LLC
Amount outstanding	$25,732.88
Interest rate and payment schedule	Interest accrual start date was September 14, 2018 with an interest rate of 5%. Payout is deferred.
Amortization schedule	N/A
Describe any collateral or security	Unsecured
Maturity date	May 29, 2020
Other material terms	Converts upon financing of at least $1,000,000.00 (USD) at either a Valuation cap of $4,500,000.00 (USD) or a discount rate of 25%

Type of debt	Convertible Notes
Name of creditor	Craig Jacobson
Amount outstanding	$38,500.00
Interest rate and payment schedule	Interest accrual start date was April 5, 2017 with an interest rate of 5%. Payout is deferred.
Amortization schedule	N/A
Describe any collateral or security	Unsecured
Maturity date	April 5, 2019
Other material terms	Converts upon financing of at least $1,000,000.00 (USD) at either a Valuation cap of $3,000,000.00 (USD) or a discount rate of 40%

Type of debt	Convertible Notes
Name of creditor	Linda Grosser
Amount outstanding	$27,500.00

Interest rate and payment schedule	Interest accrual start date was April 5, 2017 with an interest rate of 5%. Payout is deferred.
Amortization schedule	N/A
Describe any collateral or security	Unsecured
Maturity date	April 5, 2019
Other material terms	Converts upon financing of at least $1,000,000.00 (USD) at either a Valuation cap of $3,000,000.00 (USD) or a discount rate of 40%

Type of debt	Convertible Note
Name of creditor	Carrie Molay
Amount outstanding	$8,233.56
Interest rate and payment schedule	Interest accrual start date was April 21, 2017 with an interest rate of 5%. Payout is deferred.
Amortization schedule	N/A
Describe any collateral or security	Unsecured
Maturity date	April 5, 2019
Other material terms	Converts upon financing of at least $1,000,000.00 (USD) at either a Valuation cap of $3,000,000.00 (USD) or a discount rate of 40%

Type of debt	Convertible Notes
Name of creditor	The 2010 Nir Eyal and Julie Li-Eyal Revocable Trust
Amount outstanding	$10,720.55
Interest rate and payment schedule	Interest accrual start date was November 6, 2017 with an interest rate of 5%. Payout is deferred.
Amortization schedule	N/A
Describe any collateral or security	Unsecured
Maturity date	December 31, 2019
Other material terms	Converts upon financing of at least $1,000,000.00 (USD) at either a Valuation cap of $3,300,000.00 (USD) or a discount rate of 25%

Type of debt	Convertible Notes
Name of creditor	Jamie Shiller
Amount outstanding	$15,661.64
Interest rate and payment schedule	Interest accrual start date was May 29, 2018 with an interest rate of 5%. Payout is deferred.
Amortization schedule	N/A
Describe any collateral or security	Unsecured
Maturity date	December 31, 2019
Other material terms	Converts upon financing of at least $1,000,000.00 (USD) at either a Valuation cap of $4,500,000.00 (USD) or a discount rate of 25%

Type of debt	Convertible Notes
Name of creditor	M3G Capital LLC
Amount outstanding	$15,610.27
Interest rate and payment schedule	Interest accrual start date was June 23, 2018 with an interest rate of 5%. Payout is deferred.
Amortization schedule	N/A
Describe any collateral or security	Unsecured
Maturity date	December 31, 2019
Other material terms	Converts upon financing of at least $1,000,000.00 (USD) at either a Valuation cap of $3,300,000.00 (USD) or a discount rate of 25%

Type of debt	Convertible Notes
Name of creditor	Matthew Gelb
Amount outstanding	$15,597.95
Interest rate and payment schedule	Interest accrual start date was June 29, 2018 with an interest rate of 5%. Payout is deferred.
Amortization schedule	N/A
Describe any collateral or security	Unsecured
Maturity date	December 31, 2019
Other material terms	Converts upon financing of at least $1,000,000.00 (USD) at either a Valuation cap of $3,300,000.00 (USD) or a discount rate of 25%

Type of debt	Convertible Notes
Name of creditor	Betaworks Venture 1.0, LP
Amount outstanding	$25,760.27
Interest rate and payment schedule	Interest accrual start date was September 6, 2018 with an interest rate of 5%. Payout is deferred.
Amortization schedule	N/A
Describe any collateral or security	Unsecured
Maturity date	May 29, 2020
Other material terms	Converts upon financing of at least $1,000,000.00 (USD) at either a Valuation cap of $4,500,000.00 (USD) or a discount rate of 25%

Type of debt	Convertible Notes
Name of creditor	John Devor
Amount outstanding	$51,986.30
Interest rate and payment schedule	Interest accrual start date was June 30, 2018 with an interest rate of 5%. Payout is deferred.
Amortization schedule	N/A
Describe any collateral or security	Unsecured
Maturity date	May 29, 2020
Other material terms	Converts upon financing of at least $1,000,000.00 (USD) at either a Valuation cap of $4,500,000.00 (USD) or a discount rate of 25%

Type of debt	Convertible Notes
Name of creditor	CoVenture IV, LLC
Amount outstanding	$77,794.52
Interest rate and payment schedule	Interest accrual start date was July 18, 2018 with an interest rate of 5%. Payout is deferred.
Amortization schedule	N/A
Describe any collateral or security	Unsecured
Maturity date	May 29, 2020
Other material terms	Converts upon financing of at least $1,000,000.00 (USD) at either a Valuation cap of $4,500,000.00 (USD) or a discount rate of 25%

Type of debt	Convertible Notes
Name of creditor	Alex Lorton
Amount outstanding	$15,493.15
Interest rate and payment schedule	Interest accrual start date was August 19, 2018 with an interest rate of 5%. Payout is deferred.
Amortization schedule	N/A
Describe any collateral or security	Unsecured
Maturity date	May 29, 2020
Other material terms	Converts upon financing of at least $1,000,000.00 (USD) at either a Valuation cap of $4,500,000.00 (USD) or a discount rate of 25%

Type of debt	Convertible Notes
Name of creditor	A-FBW-11-Fund, a series of AX-EvKo-Funds, LLC
Amount outstanding	$103,427.50
Interest rate and payment schedule	Interest accrual start date was September 6, 2018 with an interest rate of 5%. Payout is deferred.
Amortization schedule	N/A
Describe any collateral or security	Unsecured
Maturity date	May 29, 2020
Other material terms	Converts upon financing of at least $1,000,000.00 (USD) at either a Valuation cap of $4,500,000.00 (USD) or a discount rate of 25%

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Units of Crowd SAFE	335	$122,367	General working capital	September 21, 2018	Regulation CF
Convertible Notes	2	$65,000	General working capital	January 28, 2019	Rule 506(b)
Convertible Notes	3	$67,500.00	General working capital	April 5, 2017	Rule 506(b)
Convertible Notes	3	$40,000.00	General working capital	November 1, 2017	Rule 506(b)
Convertible Notes	9	$ 360,375.00	General Working Capital	May 15, 2018	Rule 506(b)
Common Stock	59,524	$0.60.	General Working Capital	October 26, 2017	Rule 701
Common Stock	526,429	$52.64	General Working Capital	February 21, 2017	Section 4(a)(2)

The price of the securities was determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

Ownership

23

A majority of the Company is owned by its founders, Taylor Jacobson, and Michael Galanos.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Taylor Jacobson	80.56%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$5,988.00	-$106.323.00	$0

Operations

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following goals/milestones: launching its beta product; monetizing; realizing $30K in monthly recurring revenue from its product; and raising the next round of capital.

Liquidity and Capital Resources

As of December 2018, we had $320,104.17 cash on hand, which will be used to execute our business strategy. The Company has the following sources of capital: cash on hand, planned future monetization.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes, Trends and Uncertainties and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer for Securities Issued Pursuant to Regulation CF

Any securities sold pursuant to Regulation CF may not be transferred by any purchaser of such securities during the one--year holding period beginning when the securities were issued, unless such securities are transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, (3) as part of an IPO or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the securities, you may not be able to find another party willing to purchase them.

24

In addition to the foregoing restrictions, prior to making any transfer of the securities or any securities into which they are convertible, such transferring purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the purchaser may not transfer the securities or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms
- The Company does not have the right to repurchase the securities issued pursuant Regulation CF.
- The securities issued pursuant Regulation CF do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the securities issued pursuant Regulation CF, because the amount of capital stock to be issued is based on the occurrence of future events.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Securities

Related Person/Entity	Craig Jacobson and Linda Grosser
Relationship to the Company	Parents of Taylor Jacobson, who is the CEO
Total amount of money involved	$60,000.00
Benefits or compensation received by related person	Convertible Note holders
Benefits or compensation received by Company	$60,000.00
Description of the transaction	Craig Jacobson and Linda Grosser purchased certain convertible notes from the Company.

Conflicts of Interest
The Company has not engaged in any transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its security holders.

OTHER INFORMATION

Bad Actor Disclosure
None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

/s/Taylor Jacobson
(Signature)

Taylor Jacobson
(Name)

President and Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Taylor Jacobson
(Signature)

Taylor Jacobson
(Name)

Director
(Title)

4/30/19
(Date)

EXHIBIT A

Financial Statements

I, Taylor Jacobson, the President and CEO of Focusmate Inc, hereby certify that

(1)   the financial statements of Focusmate Inc thereto for the periods ending December 2018 included in this Form C-AR are true and complete in all material respects;

(2)   the tax return information of Focusmate Inc included in this Form C-AR reflects accurately the information reported on the tax return for Focusmate Inc filed for the fiscal year ended December 2018; and

(3)   that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 30, 2019.

_____ (Signature)

Name: Taylor Jacobson

Title: President and CEO

Date: April 30, 2019

FOCUSMATE INC.

Unaudited Financial Statements for the

Years Ended December 31, 2018 and 2017

FOCUSMATE INC.
BALANCE SHEET
As of December 31, 2018, and 2017
(Unaudited)

ASSETS		2018		2017
Current Assets:				
Cash and cash equivalents	$	320,104	$	29,325
Prepaid expenses		0		0
Total Current Assets		320,104		29,325
TOTAL ASSETS	$	320,104	$	29,325

LIABILITIES AND STOCKHOLDERS' DEFICIT

		2018		2017
Liabilities:				
Current Liabilities:				
Accrued expenses	$	3,048	$	1,100
Accrued interest		13,691		2,555
Short-term Convertible Notes		92,500		
Total Current Liabilities		109,239		3,655
Long-term Convertible Notes		375,375		77,500
TOTAL LIABILITIES		484,614		81,155
Stockholders' Equity:				
Member Capital		0		0
Common Stock, $0.00001 par value, 10,000,000 shares authorized and 585,953 shares issued as of				
December 31, 2017		6		6
Additional paid in capital		95		95
Retained earnings		(164,611)		(51,931)
Total Stockholders' Equity		(164,510)		(51,830)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	320,104	$	29,325

FOCUSMATE INC.
STATEMENT OF OPERATIONS
For the Years Ended December 31, 2018 and 2017

	2018	2017
Revenues	$ 5,988	$ 0
Cost of revenues	0	0
Gross Profit (Loss)	5,988	0
Operating Expenses:		
Research and development	0	0
General and administrative	107,513	49,376
Sales and marketing	20	0
Total Operating Expenses	107,533	49,376
Operating Income (Loss)	(101,545)	(49,376)
Interest Income (Expense)	(11,135)	(2,555)
Pretax Income (Loss)	(112,680)	(51,931)
Provision for Income Taxes	0	0
Net Income (Loss)	$ (112,680)	$ (51,931)

FOCUSMATE INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2018 and 2017
(Unaudited)

	Membership Units (Value)	Common Stock (Shares)	Common Stock (Value)	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
Balance as of January 1, 2017	$ 100	0	$ 0	$ 0	$ 0	$ 100
Issuance of common stock upon conversion from LLC to Corporation	(100)	500,000	5	95	0	0
Sale of common stock	0	85,953	1	0	0	1
Net Income (Loss)	0	0	0	0	(51,931)	(51,931)
Balance as of December 31, 2017	0	585,953	6	95	(51,931)	(51,830)
Net Income (Loss)	0	0	0	0	(112,680)	(112,680)
Balance as of December 31, 2018	$ 0	585,953	$ 6	$ 95	$ (164,611)	$ (164,510)

FOCUSMATE INC.
STATEMENT OF CASH FLOWS
For the Years ended December 31, 2018 and 2017
(Unaudited)

	2018	2017
Cash Flows From Operating Activities		
Net Loss	$ (112,680)	$ (51,931)
Add back:		
Interest capitalized as principal on convertible notes	0	0
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase (Decrease) in prepaid assets	0	0
(Decrease) Increase in accrued expenses	1,949	1,100
(Decrease) Increase in interest payable	11,135	2,555
Net Cash Used In Operating Activities	(99,596)	(48,276)
Cash Flows From Investing Activities		
Purchase of property and equipment	0	0
Net Cash Used In Investing Activities	0	0
Cash Flows From Financing Activities		
Issuance of member units	0	0
Issuance of convertible notes	390,375	77,500
Issuance of common stock	0	1
Net Cash Provided By Financing Activities	390,375	77,501
Net Change In Cash and Cash Equivalents	290,779	29,225
Cash and Cash Equivalents at Beginning of Period	29,325	100
Cash and Cash Equivalents at End of Period	$ 320,104	$ 29,325
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 0	$ 0
Cash paid for income taxes	0	0
Non-Cash Investing and Financing Activities		
Conversion of convertible notes	$ 0	$ 0

FOCUSMATE INC.
NOTES TO FINANCIAL STATEMENTS
For the Years ended December 31, 2018 and 2017
(unaudited)

NOTE 1 - NATURE OF OPERATIONS

Focusmate Inc. (which may be referred to as the "Company," "we," "us," or "our") was formed February 21, 2017 as a result of a conversion in the entity legal structure from a limited liability corporation to a corporation. The original LLC was incorporated on June 28, 2016 in Delaware. The Company is headquartered in New York.

Since Inception, the Company has relied on advances from founders, credit cards and raising capital through sale of stock and convertible notes to fund its operations. As of December 31, 2018, the Company will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8), capital contributions from the founders and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2018, the Company is operating as a going concern. See Note 1 and Note 7 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2018, and 2017, the Company had $320,104 and $29,325, respectively, of cash on hand.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2018, and 2017, the Company did not have any outstanding accounts receivable.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of December 31, 2018.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2018 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2018, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2018. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2018.

NOTE 4 – COMMITMENTS AND CONTINGENCIES   37

Legal Matters

Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

NOTE 5 –CONVERTIBLE NOTES

Between May and August 2018, the Company issued $390,375 of convertible notes. The notes mature either December 31, 2019 and May 29, 2020 and accrue interest at a rate of 5% per year. The notes are automatically convertible into equity on the completion of an equity offering of $750,000 or $1,000,000 or more ("Qualified Financing"). The conversion price is the lesser of 75% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $4,050,000 or $4,050,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. If a change of control occurs before the maturity date, then the Company will pay the holder of the convertible note two times the aggregate amount of principal and interest.

During the year ended December 31, 2017, the Company issued $77,500 of convertible notes. The notes mature $67,500 on April 5, 2019 and $10,000 on December 31, 2019 and all notes accrue interest at a rate of 5% per year. The notes are automatically convertible into equity on the completion of an equity offering of $1,000,000 or more ("Qualified Financing"). The conversion price is the lesser of 60% (for $67,500 of the notes) or 75% (for $10,000 of the notes) of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $3,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. If a change of control occurs before the maturity date, then the Company will pay the holder of the convertible note two times the aggregate amount of principal and interest.

NOTE 6 – STOCKHOLDERS' EQUITY

As part of the conversion from Focusmate LLC, a limited liability corporation, and Focusmate Inc. during 2017, the Company converted the ownership of 100% of the membership units from Focusmate LLC into 500,000 number of units of common stock in the surviving company.

During 2017, the Company issued 59,524 shares of common stock of which the unvested shares are subject to repurchase if the individual who purchased the shares is no longer an employee, consultant, advisor, officer or director of the Company. Shares vest at 11,908 on January 15, 2018 and the remaining shares will vest ratably by month over the remaining 48 months. All shares will be fully vested on January 15, 2022 or upon a change in control assuming all other conditions of the stock purchase agreement continue to be met.

During 2017, the Company issued 23,438 shares of common stock to an advisor which are subject to a vesting agreement. Shares vest ratably over the life of the advisor and consulting agreements. Shares are subject to a put option which allows the stock holder to require the company to repurchase the common stock if the Company is being acquired. The put option expires after the Company raises $750,000 of equity. The purchase price of the put equals $250,000 times the holder's ownership percentage on a fully diluted basis divided by 4%.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016 and incurred a loss for the period from Inception through December 31, 2017. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 8), credit cards, capital contributions from the founder and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8– SUBSEQUENT EVENTS

Crowdfunded Offering

The Company offered (the "Crowdfunded Offering") Simple Agreement for Future Equity ("SAFEs") totaling $122,367. The Company completed Crowdfunding offer on January 19, 2019.

The Crowdfunded Offering was made through OpenDeal Inc. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary was entitled to receive a 5% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through April 23, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.